SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Sylvamo Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871332102

(CUSIP Number)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Laura H. Acker, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

April 21, 2022

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 871332102	Page 2 of 20 Pages

1	NAME OF REPORTING PERSON ACR Group Paper Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,132,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,132,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,132,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 3 of 20 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,132,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,132,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,132,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 4 of 20 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,132,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,132,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,132,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.37%(2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 5 of 20 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%(2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2) All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 6 of 20 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%(3)
14	TYPE OF REPORTING PERSON PN

(1)	Atlas Capital Resources III LP invests in Lapetus Capital III LLC through certain alternative investment vehicles.
(2)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(3)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 7 of 20 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94% (2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 8 of 20 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,180,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,180,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,180,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 9 of 20 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.31% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

SCHEDULE 13D

CUSIP No. 871332102	Page 10 of 20 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,312,454 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,312,454 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,312,454 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.31% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock outstanding contained herein are based on 44,109,521 shares of Common Stock outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to common stock, par value $1.00 per share (“Common Stock”), of Sylvamo Corporation (the “Issuer”), having its principal executive offices at 6400 Poplar Avenue, Memphis, Tennessee 38197.

Item 2. Identity and Background

(a) This Schedule 13D is filed jointly by:

(i) ACR Group Paper Holdings LP, a Delaware limited partnership (“ACR GPH”). ACR GPH is the direct record and beneficial owner of 4,132,000 shares of Common Stock of the Issuer;

(ii) Atlas Capital GP IV LP, a Delaware limited partnership (“AC GP IV”), is the general partner of ACR GPH;

(iii) Atlas Capital Resources GP IV LLC, a Delaware limited liability company (“ACR GP IV”), is the general partner of AC GP IV;

(iv) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”). Lapetus III is the direct beneficial owner of 2,180,454 shares of Common Stock of the Issuer;

(v) Atlas Capital Resources III LP, a Delaware limited partnership (“ACR III”), which invests in Lapetus III through certain alternative investment vehicles, is the indirect majority and controlling member of Lapetus III;

(vi) Atlas Capital GP III LP, a Delaware limited partnership (“AC GP III”), is the general partner of ACR III;

(vii) Atlas Capital Resources GP III LLC, a Delaware limited liability company (“ACR GP III”), is the general partner of AC GP III; and

(viii) Andrew M. Bursky and Timothy J. Fazio, each a United States citizen and a manager and Managing Partner of ACR GP III and ACR GP IV, each of whom may be deemed to control ACR GPH, AC GP IV, Lapetus III, ACR III and AC GP III.

Each of Messrs. Bursky and Fazio, together with ACR GPH, AC GP IV, ACR GP IV, Lapetus III, ACR III, AC GP III and ACR GP III are sometimes collectively referred to herein as the “Reporting Persons” and each individually as a “Reporting Person.”

Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the Common Stock of the Issuer owned directly by such Reporting Person.

Set forth on Schedule I hereto are the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons”, and each a “Scheduled Person”).

(b) The address of the principal business office of each of the Reporting Persons is 100 Northfield Street, Greenwich, Connecticut 06830. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of the Reporting Persons is as follows:

(i) ACR GPH, Lapetus III and ACR III make private equity and related investments in business organizations;

(ii) AC GP III is the general partner of ACR III and certain other funds;

(iii) ACR GP III is the general partner of AC GP III;

(iv) AC GP IV is the general partner of ACR GPH and certain other funds;

(v) ACR GP IV is the general partner of AC GP IV;

(vi) Messrs. Bursky and Fazio are managers and Managing Partners of ACR GP III and ACR GP IV.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) for the citizenship of the Reporting Persons. Schedule I hereto sets forth the citizenship of each Scheduled Person.

Item 3. Source and Amount of Funds or Other Consideration

70,454 shares of Common Stock of the Issuer beneficially owned in the aggregate by the Reporting Persons were distributed to Lapetus III in connection with the spin-off of the Issuer from International Paper Company on October 1, 2021.

2,110,000 shares of Common Stock of the Issuer (the “Open Market Shares”) beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions for an aggregate purchase price of approximately $61,991,255, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.

On April 19, 2022, ACR GPH agreed to acquire 4,132,000 shares of Common Stock of the Issuer (the “Block Trade Shares”) from Citigroup Global Markets, Inc. at a price of $34.75 per share for an aggregate purchase price of $143,587,000. The closing of the acquisition of the Block Trade Shares occurred on April 21, 2022. The source of the funding for the purchase of the Block Trade Shares was working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.

No part of the purchase price for the Open Market Shares or the Block Trade Shares was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or would result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any such matters.

The Reporting Persons have had a discussion with a member of management of the Issuer, and are considering engaging in discussions with members of the Board, management of the Issuer, other representatives of the Issuer, other stockholders of the Issuer, knowledgeable industry or market observers, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure, their investment in the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas, plans or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock of the Issuer or other securities or derivative instruments related thereto or selling some or all of their shares of Common Stock of the Issuer or other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Common Stock of the Issuer and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including, without limitation, legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including, without limitation, Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D or any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock of the Issuer outstanding contained herein are based on 44,109,521 shares of Common Stock of the Issuer outstanding as of March 23, 2022, according to the Schedule 14A filed by the Issuer with the SEC on April 6, 2022.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 6,312,454 shares of Common Stock of the Issuer, representing 14.31% of the outstanding shares of Common Stock of the Issuer.

(i) ACR GPH has shared voting and dispositive power over 4,132,000 shares of Common Stock of the Issuer, representing 9.37% of the outstanding shares of Common Stock of the Issuer;

(ii) AC GP IV, by virtue of its status as the general partner of ACR GPH, has shared voting and dispositive power over 4,132,000 shares of Common Stock of the Issuer, beneficially owned by ACR GPH, representing 9.37% of the outstanding shares of Common Stock of the Issuer;

(iii) ACR GP IV, by virtue of its status as the general partner of AC GP IV, has shared voting and dispositive power over 4,132,000 shares of Common Stock of the Issuer, representing 9.37% of the outstanding shares of Common Stock of the Issuer;

(iv) Lapetus III has shared voting and dispositive power over 2,180,454 shares of Common Stock of the Issuer, representing 4.94% of the outstanding shares of Common Stock of the Issuer;

(v) ACR III, which invests in Lapetus III through certain alternative investment vehicles, by virtue of its status as the indirect majority and controlling member of Lapetus III, has shared voting and dispositive power over 2,180,454 shares of Common Stock of the Issuer, beneficially owned by Lapetus III, representing 4.94% of the outstanding shares of Common Stock of the Issuer.

(vi) AC GP III, by virtue of its status as the general partner of ACR III, has shared voting and dispositive power over 2,180,454 shares of Common Stock of the Issuer, representing 4.94% of the outstanding shares of Common Stock of the Issuer;

(vii) ACR GP III, by virtue of its status as the general partner of AC GP III, has shared voting and dispositive power over 2,180,454 shares of Common Stock of the Issuer, representing 4.94% of the outstanding shares of Common Stock of the Issuer;

(viii) each of Messrs. Bursky and Fazio, by virtue of his status as a manager and Managing Partner of ACR GP III and ACR GP IV, has shared voting and dispositive power over 6,312,454 shares of Common Stock of the Issuer, representing 14.31% of the outstanding shares of Common Stock of the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned of record by such Reporting Person.

(c) Except as described in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transaction with respect to the Common Stock of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Lapetus III has entered into certain cash-settled equity swap agreements with an unaffiliated third party financial institution (the “Swap Agreements”). The Swap Agreements held by the Reporting Persons represent economic exposure to an aggregate of 2,150,000 notional shares of Common Stock of the Issuer, representing approximately 4.87% of the outstanding shares of Common Stock of the Issuer. The Swap Agreements provide Lapetus III with economic results that are comparable to the economic results of ownership but do not provide it with the power, directly or indirectly, to vote or direct the voting or to dispose or direct the disposition of the shares of Common Stock of the Issuer that are the subject of the Swap Agreements.

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated as of April 25, 2022, by and among the Reporting Persons

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022	ACR Group Paper Holdings LP

By: Atlas Capital GP IV LP, its general partner

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital GP IV LP

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital Resources GP IV LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: April 25, 2022	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: April 25, 2022	/s/ Timothy J. Fazio
Timothy J. Fazio

Exhibit 99.1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

THIS JOINT FILING AGREEMENT is entered into as of April 25, 2022, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, par value $1.00 of Sylvamo Corporation and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: April 25, 2022	ACR Group Paper Holdings LP

By: Atlas Capital GP IV LP, its general partner

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital GP IV LP

By: Atlas Capital Resources GP IV LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital Resources GP IV LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: April 25, 2022	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 25, 2022	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: April 25, 2022	/s/ Timothy J. Fazio
Timothy J. Fazio

SCHEDULE I

Lapetus Capital III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Andrew M. Bursky	100 Northfield Street Greenwich, CT 06830	President and Chief Executive Officer	United States

Timothy J. Fazio	100 Northfield Street Greenwich, CT 06830	Vice President	United States

Philip E. Schuch	100 Northfield Street Greenwich, CT 06830	Chief Financial Officer, Treasurer and Secretary	United States

Cheri Reeve	100 Northfield Street Greenwich, CT 06830	Assistant Treasurer and Assistant Secretary	United States

Atlas Capital Resources GP III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Andrew M. Bursky	100 Northfield Street Greenwich, CT 06830	Managing Partner	United States

Timothy J. Fazio	100 Northfield Street Greenwich, CT 06830	Managing Partner	United States

Philip E. Schuch	100 Northfield Street Greenwich, CT 06830	Partner and Chief Financial Officer	United States

Sam G. Astor	100 Northfield Street Greenwich, CT 06830	Partner	United States

Edward J. Fletcher	100 Northfield Street Greenwich, CT 06830	Partner	United States

Jacob D. Hudson	100 Northfield Street Greenwich, CT 06830	Partner	United States

Atlas Capital Resources GP IV LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Andrew M. Bursky	100 Northfield Street Greenwich, CT 06830	Manager	United States

Timothy J. Fazio	100 Northfield Street Greenwich, CT 06830	Manager	United States